

December 21, 2012

Via U.S. Mail
Mr. Li Feilie
Chief Executive Officer
China Natural Resources, Inc.
Shun Tak Centre, West Tower, Room 2205
168-200 Connaught Road Central
Sheung Wan, Hong Kong

> **Re: China Natural Resources, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 000-26046**

Dear Mr. Feilie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

General

1.   It appears that some of your operations as described on your company website are not disclosed in your Form 20-F. Please explain this apparent inconsistency.

Business Overview, page 19
Coal Mining Operations page 31

2.   Please provide a summary of your production and sale tonnages for each of your coal mines pursuant to the Instructions to Item 4.D of Form 20-F.

3.   Please forward to our engineer, as supplemental information and not as part of your filing, the September 2011 Behre Dolbear technical reports referenced in regards to your coal reserves, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Operating and Financial Review and Prospects, page 48

4.   In order to provide an investor with a better understanding, in future filings, please expand your disclosure here or in the footnotes to your financial statements to address the nature of the assets included in construction-in-progress at each balance sheet date, as well as the costs accumulated in this category in each fiscal year. Please provide us with draft disclosure of your planned changes.

Critical Accounting Policies, page 51

5.   We note you disclose certain liquidity and going concern considerations on page F-12. Given these considerations, as well as your recent operating losses, please expand your disclosure to address your critical accounting policy considerations concerning impairment of your long-lived assets, or tell us why no additional disclosure is necessary. Refer to SEC Release 33-8350, which can be found at: http://www.sec.gov/rules/interp/33-8350.htm. In your response, please clarify for us whether you considered your recent performance and liquidity concerns as an indication of impairment in the context of paragraph 9 of IAS 36. Also, tell us whether you performed an impairment test in 2011 or subsequently in 2012, and if so, tell us the results of that test as well as how you identified your cash generating units when performing your test.

Issued but Not Yet Effective International Financial Reporting Standards, page 54

6.   Please provide us with the extent to which you expect the adoption of IFRIC Interpretation 20, "Stripping Costs in the Production Phase of a Surface Mine", will impact your financial statements. Refer to SAB Topic 11.M.

Controls and Procedures, page 81

7.   We note you disclose your management has concluded your "disclosure controls and procedures were effective to ensure that information required to be disclosed in your periodic reports filed under the Exchange Act is recorded, processed summarized and

reported, within the time periods specified by the Securities and Exchange Commission." The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please confirm in future filings you will expand your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined.

Notes to the Consolidated Financial Statements, page F-11
Note 2.3 – Summary of Significant Accounting Policies, page F-13
(e) Property, Plant and Equipment, page F-15

8.   Please confirm in future filings you will revise your disclosure to clarify how you account for mine development costs, pre-production stripping costs and production-stage stripping costs. Please provide us with draft disclosure of your planned revisions.

9.   We note your disclosure that your calculation of amortization of mining rights is over the estimated "reserves" of the mines and on page F-29 that you determine "the depreciation and/or amortization of mining-related assets by the actual units of production over the estimated reserves of the mines." Please clarify for us, and confirm in future filings you will revise to clarify, whether the reserves referenced here are proven and probable reserves or some other measure.

10.   It appears you depreciate mine development costs on a straight line basis over 15 to 35 years. Please tell us why you have determined the straight-line method to be a more appropriate basis for depreciation versus the units-of-production method (based on the proven and probable reserves). Please tell us how the years used in your straight-line depreciation of mine development costs corresponds to the life of your mines and the amounts of reserves expected to be extracted over the life of those mines.

Note 2.4 – First-Time Adoption of IFRS, page F-23
Exemptions Applied, page F-23

11.   Based on your disclosure here, it appears you only applied a mandatory exemption related to estimates and did not apply any optional exemptions as part of your transition to IFRS. Please confirm to us that you did not apply any optional exemptions as detailed in paragraph 18 and Appendices C through E of IFRS 1. If such optional exemptions were applied (e.g., share-based payment transactions, cumulative translation differences and decommissioning liabilities included in the cost of property, plant and equipment), please provide us with an explanation of how such optional exemptions were applied and why such disclosure was not included in your financial statements.

<u>Note 2.5 – Significant Accounting Judgments, Estimates and Assumptions, page F-28</u>
<u>Reserve Estimates, page F-29</u>

12.   Please clarify for us, and confirm in future filings you will revise to disclose, the framework or guidelines that you use to estimate and define reserves (e.g. Industry Guide 7).

<u>Note 19 – Profit (Loss) before Income Tax, page F-41</u>

13.   We note your disclosure herein of a price adjustment fund. Please clarify for us what this fund represents and how it relates to your business.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining